CUSIP No.	84842R304	Schedule 13G/A	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genius Brands International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

37229T103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37229T103	Schedule 13G/A	Page 2 of 7 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 467,102 shares of Common Stock (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 467,102 shares of Common Stock (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,102 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (see item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.	37229T103	Schedule 13G/A	Page 3 of 7 Pages

1.	Names of Reporting Persons Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 467,102 shares of Common Stock (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 467,102 shares of Common Stock (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,102 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	37229T103	Schedule 13G/A	Page 4 of 7 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 467,102 shares of Common Stock (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 467,102 shares of Common Stock (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,102 shares of Common Stock (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	37229T103	Schedule 13G/A	Page 5 of 7 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on June 3, 2014 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.001 per share, (the “Common Stock”) of Genius Brands International, a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

CUSIP No.	37229T103	Schedule 13G/A	Page 6 of 7 Pages

Item 4.	Ownership

(a) and (b)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 467,102 shares of Common Stock , which represents (i) 92,102 shares of Common Stock held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”) and (ii) 375,000 shares of Common Stock which are issuable upon conversion of shares of Series A Convertible Preferred Stock of the Issuer (the “Convertible Preferred Stock”) held by Iroquois Master Fund, and such shares of Common Stock represent beneficial ownership of approximately 6.9% of the Common Stock, based on (1) 6,374,450 shares of Common Stock issued and outstanding as of November 7, 2014 as reported in the Form 10-Q filed by the Issuer on November 14, 2014, plus (2) 375,000 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

The Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion. To the extent that holders of the Convertible Preferred Stock are entitled to vote on a matter with holders of shares of common stock, the Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Iroquois Master Fund. As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares held for the account of the Iroquois Master Fund. Each of Messrs. Abbe and Silverman disclaims beneficial ownership of the Shares held by the Iroquois Master Fund, except to the extent of their pecuniary interest therein.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 467,102

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 467,102

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	37229T103	Schedule 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe